First High-School Education Group Co., Ltd.

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

VIA EDGAR

February 8, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First High-School Education Group Co., Ltd. (the “Company”)

Responses to the Staff’s Comments on

Form 20-F for the Fiscal Year Ended December 31, 2022 Filed May 1, 2023

And Correspondence Filed December 22, 2023

File No. 001-40150

Ladies and Gentlemen,

This letter sets forth the Company’s responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated January 30, 2024 relating to the above referenced filing in connection with the Form 20-F for the fiscal year ended December 31, 2022 filed on December 22, 2023 (the “2022 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Form 20-F for Fiscal Year Ended December 31, 2022

General

1.	We note your structure chart in response to prior comment 2. Please name the sponsor(s) and their respective interest(s) for the ten schools in Yunan province and Wenshan Long-Spring Experimental Secondary School.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the diagram of the Company’s corporate structure disclosed in “Item 4. Information of the Company—C. Organizational Structure” of the 2022 Form 20-F to update the footnote for the ten schools in Yunnan province and add a footnote for Wenshan Long-Spring Experimental Secondary School as follows (marked by underlines). The Company undertakes to update and disclose the revised corporate structure together with its footnotes to the section headed “Our Holding Company Structure and Contractual Arrangements with the VIE” in the beginning of the Introduction section in its future Form 20-F filings, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“(2) The 10 schools comprise Kunming Xishan Long-Spring Experimental Secondary School, Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Yunnan Hengshui Experimental Secondary School—Xishan School, Yunnan Long-Spring Foreign Language Secondary School, Zhenxiong Long-Spring Advanced Secondary School, Qiubei Long-Spring Experimental Secondary School, and Mengla Long-Spring Experimental Secondary School. Long-Spring Education Holding Group Limited is the sole sponsor for each of the ten schools in Yunnan province.

…

(6) Long-Spring Education Holding Group Limited is the sole sponsor for Wenshan Long-Spring Experimental Secondary School.”

February 8, 2024

2.	We note your response to prior comment 7 and reissue. We note your explanation that the uses of “we” and “our” are intended to include substantive operations performed by the VIE. However, please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting business operations. Please provide your proposed revised disclosure for the rest of you annual report. In particular, we note uses of “we” and “our” in Item 4 that includes activities performed by the VIE and your disclosure on page 70 that the VIE owns the schools.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the proposed disclosures on the cover page of the annual report in the response to the Company’s response letter dated December 22, 2023 as follows (marked by underlines and strikethroughs).

The Company also undertakes to revise the relevant disclosure throughout the annual report (including, among others, throughout Item 4) to use “the VIE” instead of “we” or “our” when describing activities or functions of the VIE in its future Form 20-F filings. For instance, the Company undertakes to revise the disclosure of the first two paragraphs in Item 4. B. Business Overview — Our Schools and Programs” as follows (marked by underlines and strikethroughs), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

●	“we,” “us,” “our” or “our company” refers to:

(1) First High-School Education Group Co., Ltd., and its subsidiaries~~, and,~~

(2) in the context of describing our operations and consolidated financial information, the affiliated entities. The affiliated entities include, among others, Long-Spring Education, its subsidiaries and our schools. References to the affiliated entities may include their subsidiaries, depending on the context as appropriate. The affiliated entities are PRC companies conducting operations in the Chinese mainland, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. First High-School Education Group Co., Ltd. is a holding company with no operations of its own. We do not have any equity ownership in the affiliated entities ~~First High-School Education Group Co., Ltd. and its subsidiaries and the affiliated entities, when used in the context of describing the substantive operations and financial information relating to such operations of First High-School Education Group Co., Ltd. and its subsidiaries and the affiliated entities as a whole~~; and”

“ITEM 4. INFORMATION ON THE COMPANY

…

B. Business Overview

…

Our Schools and Programs

The VIE ~~We~~ operates a network of 21 schools located in Yunnan province, Guizhou province, Shaanxi province, and Henan province, offering 13 high school programs and three tutorial school programs for Gaokao repeaters, and five school management service programs as of December 31, 2022.

The following map sets forth the geographical locations of ~~our~~ the VIE’s schools and the schools to which ~~we~~ the VIE provided management services as of December 31, 2022.”

February 8, 2024

3.	We note your response to prior comment 4 and we reissue. Please provide a cross-refence for each of the summary risk factors in the section titled “Risks related to doing business in China.” In this light, in response to our prior comment, it appears that you have only included cross-references on some of the summary risk factors in this section.

RESPONSE: In response to the Staff’s comment, the Company respectfully clarifies that it has revised the summary risk sectors in the section titled “Risks related to doing business in China” in the Company’s response letter dated October 18, 2023 as follows (marked by underlines), and undertakes to incorporate such proposed revision together with its revised disclosure in its response letter dated December 22, 2023 in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

Furthermore, the Company undertakes to include cross-references to the more detailed discussion of the risks for all the risk factors summarized under the subsection of Summary Risk Factors in section D. Risk Factors, Item 3. Key Information, including but not limited to all the risk factors that describe significant regulatory, liquidity, and enforcement risks.

“ITEM 3. KEY INFORMATION

…

D. Risk Factors

Summary Risk Factors

…

Risks related to doing business in China

●	Changes in China’s economic, political or social conditions or government policies, laws and regulations, which could adversely affect the education services market and harm our business. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our previous issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly and subject to any future actions within the discretion of PRC authorities. See “—Risks Related to Doing Business in China—PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business”, “—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect and store data during the conduct of our business” and “—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required”;

●	We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly with little advance notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us”;

February 8, 2024

●	Our business is susceptible to any actions by the Chinese government which may cause us to make material changes to the operation of our PRC subsidiaries or the affiliated entities. We and the affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant oversight over our business operations, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “—Risk Factors—Risks Related to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless”;

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiary in Hong Kong, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Introduction—Cash and Asset Flows through Our Organization” and “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively”;

●	We face risks arising from the significant uncertainties in the application and interpretation of the Law on Promoting Private Education, the Implementation Rules and their detailed implementation rules and regulations. See “—Risk Factors—Risks Related to Doing Business in China—Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on Promoting Private Education, the Implementation Rules and their detailed implementation rules and regulations. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIE and may otherwise be materially and adversely affected by changes in PRC laws and regulations”;

●	We face risks arising from the increased regulatory scrutiny focus on U.S.-listed companies with operations in China, which could add uncertainties to our business operations, share price and reputation. See “—Risk Factors—Risks Related to Doing Business in China—If the settlement reached between the SEC and the “big four” PRC-based accounting firms concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies is not or cannot be performed in a manner acceptable to authorities in China and the United States, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act in the future”; and

●	We face risks arising from the difficulty for overseas regulators to conduct investigations or collect evidence within China, which could increase difficulties you face in protecting your interests. See “—Risk Factors—Risks Related to Doing Business in China—It may be difficult for overseas regulators to conduct investigations or collect evidence within China.”

February 8, 2024

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at 86-10-6255-5966 or tommyzhou@dygz.com, or the Company’s U.S. counsel, Dan Ouyang of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at 86-10-6529-8308 or douyang@wsgr.com.

Very truly yours,

/s/ Tommy Zhou
Tommy Zhou
Chief Financial Officer

Enclosures

cc:

Dan Ouyang, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Adrian Yap, Partner, Audit Alliance LLP